May 29, 2007

Dear Shareholder:

Nashua Corporation (the “Company”) is offering to purchase up to 1,900,000 shares of its common stock from its existing stockholders, subject to the terms set forth in the enclosed Offer to Purchase and the related Letter of Transmittal. The price paid by the Company for properly tendered shares will be $10.50 per share. All shares purchased under the tender offer will receive the same price. You may tender all or a portion of your shares, subject to proration if more than 1,900,000 shares are properly tendered and not withdrawn.

The terms and conditions of the tender offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

Our Board of Directors has unanimously approved the tender offer. However, neither the Company, nor our Board of Directors, the dealer manager, the depositary or the information agent is making any recommendation to you as to whether you should tender or refrain from tendering your shares. You should make your own decision based on your views as to the value of the Company’s shares and the Company’s prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

THE TENDER OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 28, 2007, UNLESS EXTENDED BY US.

If you have any questions regarding the tender offer or need assistance in tendering your shares, you may contact Georgeson Inc., the information agent for the tender offer. Please call the information agent toll-free at (888) 605-7508. Banks and brokers should contact Georgeson Inc. at (212) 440-9800. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the notice of guaranteed delivery also may be directed to the information agent.

Sincerely,

Thomas G. Brooker, President
and Chief Executive Officer